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November 10, 2014

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	Laudus Trust – Form N-14 (File No. 333-199100) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff in connection with the Form N-14 prospectus/information statement (the “Prospectus/Information Statement”) that was filed on October 1, 2014 by the Registrant with respect to the reorganizations of the Laudus Mondrian Institutional International Equity Fund and Laudus Mondrian Institutional Emerging Markets Fund (“Acquired Funds”) with and into the Institutional Shares class of the Laudus Mondrian International Equity Fund and the Institutional Shares class of the Laudus Mondrian Emerging Markets Fund, respectively (“Surviving Funds” or “Acquiring Funds” and together with the Acquired Funds, the “Funds”). The SEC staff’s comments were provided by you to Stephen T. Cohen and Derek B. Wu of Dechert LLP in a telephonic discussion on October 22, 2014.

Throughout this letter, capitalized terms have the same meaning as in the Prospectus/Information Statement, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please explain in your response letter to the SEC staff why the Reorganizations may be effected without a shareholder vote.

Response: Both Reorganizations fall under Rule 17a-8 of the 1940 Act, which permits reorganizations of affiliated investment companies to occur without shareholder approval provided the following conditions are met:

(1)	No policy of the Acquired Funds that, under Section 13 of the 1940 Act, could not be changed without shareholder approval (“fundamental investment policies”) is “materially different” from a policy of the Surviving Funds.

(2)	No advisory contract between the Acquired Funds and any investment adviser thereof is “materially different” from an advisory contract between the Surviving Funds and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.

(3)	The members of the Board of the Acquired Funds who are not “interested persons” of the Acquired Funds (“Independent Trustees”) and who were elected by their shareholders must comprise a majority of the Independent Trustees of the Surviving Funds.

(4)	Any distribution fees (as a percentage of average net assets) authorized to be paid by the Surviving Funds pursuant to a Rule 12b-1 Plan are no greater than the distribution fees (as a percentage of average net assets) authorized to be paid by the Acquired Funds pursuant to such a plan.

Because each of these conditions have been met, the Reorganizations may be effected without shareholder approval.

2.	Comment: The SEC staff notes that the Laudus Mondrian International Equity Fund and Laudus Mondrian Emerging Markets Fund will be the Surviving Funds after the Reorganizations. In your response letter, please explain the rationale for treating those Funds as the accounting survivors under the SEC staff’s position in its North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”).

Response: In determining which Funds should be considered to be the accounting survivors of the Reorganizations, the SEC staff stated in the NAST Letter that the factors to be considered are each Fund’s: (1) investment adviser (including the portfolio managers employed or that will be employed following the Reorganizations); (2) investment objectives, policies and restrictions; (3) expense structure and expense ratio; (4) asset size; and (5) portfolio composition.

The Registrant believes that it is appropriate for the Surviving Funds to be considered the accounting survivors because, following the Reorganizations, the investment adviser, the investment sub-adviser, the investment objectives, policies and restrictions, the portfolio composition and the portfolio managers of the combined Funds will be identical to those of the Surviving Funds prior to the Reorganizations. The Laudus Mondrian International Equity Fund also has larger net assets than the Laudus Mondrian Institutional International Equity Fund, which weighs in favor of it being the accounting survivor. While the same is not true for the Laudus Mondrian Emerging Markets Fund (which has smaller net assets than the Laudus Mondrian Institutional Emerging Markets Fund), the Registrant believes that the Laudus Mondrian Emerging Markets Fund should nonetheless be the accounting survivor because the combined fund will keep the Laudus Mondrian Emerging Markets Fund’s expense and share class structure. In addition, the SEC staff’s concerns in the past over having a fund with smaller net assets as the accounting survivor involved cases where the fund with larger net assets had a significantly less favorable performance history. Because the Surviving Funds in the proposed Reorganizations actually have slightly lower performance histories, such concerns do not apply here. For the reasons set forth above, the Registrant believes the Acquiring Funds should be the accounting survivor under the SEC staff guidance provided in the NAST Letter.

3.	Comment: Please include in the Synopsis section of the Prospectus/Information Statement the total costs expected to be associated with the Reorganizations.

Response: The Synopsis section has been revised to include the following question and answer:

Q.	What are the expected costs of the Reorganizations, and who will pay them?

A.	The total costs of the Reorganizations, which include the preparation and assembly of this Prospectus/Information Statement, are expected to be approximately $70,000 ($35,000 per Acquired Fund). All expenses will be borne and paid by the Acquired Funds.

4.	Comment: The Prospectus/Information Statement states that CSIM and Mondrian reserve the right to sell portfolio securities and/or purchase other securities for the Acquired Funds, to the extent necessary so that the asset composition of each Acquired Fund is consistent with the investment policies and restrictions of the respective Acquiring Fund. Please state what percentage of each Acquired Fund’s portfolio securities will be sold prior to the Reorganizations and what the tax consequences of the sales will be for the Acquired Funds’ shareholders. If a significant percentage of an Acquired Fund’s portfolio securities will be sold in advance of a Reorganization, please disclose this prominently in the Prospectus/Information Statement. If CSIM and Mondrian do not plan to sell or purchase securities for the Acquired Funds to make the asset compositions of the Acquired Funds consistent with the investment policies and restrictions of the Surviving Funds, please confirm this in the response letter to the SEC staff.

Response: The Registrant confirms that CSIM and Mondrian do not expect to sell or purchase portfolio securities for the Acquired Funds in order to make their asset compositions consistent with the investment policies and restrictions of the Surviving Funds.

5.	Comment: Please use the legal names of the Funds in the tables comparing the Funds in the Prospectus/Information Statement.

Response: The Registrant has made the requested changes.

6.	Comment: Please clarify in the Synopsis section of the Prospectus/Information Statement that the fee caps on the total annual fund operating expenses for the Acquiring Funds after the Reorganizations will be in place until at least July 20, 2016, rather than through until at least July 30, 2024, which is the expiration date of the fee caps for the Acquired Funds.

Response: The following disclosure is added to the Synopsis section of the Prospectus/Information Statement:

Q. How will the expense limitation agreements applicable to the Funds be affected by the Reorganizations?

A. CSIM has currently agreed to limit the total annual fund operating expenses (excluding interest, taxes, and certain non-routine expenses) of the Institutional IE Fund and the Institutional EM Fund to 0.90% and 1.27%, respectively, until at least July 30, 2024. Further, CSIM had agreed to limit the total annual fund operating expenses (excluding interest, taxes, and certain non-routine expenses) of the Institutional Shares of the IE Fund and the EM Fund to 1.05% and 1.45%, respectively, until at least July 30, 2016. Effective October 1, 2014, CSIM agreed to limit the total annual fund operating expenses (excluding interest, taxes, and certain non-routine expenses) of the Institutional Shares of the IE Fund and the EM Fund to 0.90% and 1.20%, respectively, until at least July 30, 2016.

7.	Comment: Please confirm that none of the fees previously waived by CSIM on behalf of the Acquired Funds will be subject to recapture following the Reorganizations.

Response: The Registrant confirms that none of the fees previously waived by CSIM on behalf of the Acquired Funds will be subject to recapture following the Reorganizations.

8.	Comment: Please consider using $1 million instead of $10,000 for the expense example in the Prospectus/Information Statement.

Response: The Registrant respectfully declines to use $1 million instead of $10,000 for the expense example in the Prospectus/Information Statement. The disclosure in the Prospectus/Information Statement is intended to be consistent with each Fund’s currently effective prospectus.

9.	Comment: Consistent with the SEC staff’s guidance with regard to funds with “international” in their names, please disclose that the Laudus Mondrian International Equity Fund and Laudus Mondrian Institutional International Equity Fund will invest 40% of their respective assets in foreign securities.

Response: The Laudus Mondrian International Equity Fund and Laudus Mondrian Institutional International Equity Fund invest a substantial portion of their respective assets in a number of foreign countries; however, the Registrant is not aware of any publicly-expressed SEC staff position requiring at least 40% of an “international” fund’s assets be so invested.

The Registrant believes that the Funds’ investment strategies, as described in the “Principal investment strategies” and “Investment strategies” sections of the prospectus and Prospectus/Information Statement1 is consistent with the guidance provided in the adopting release for Rule 35d-1 under the 1940 Act, which states that investment companies using the term “international” in their names would be expected to “invest their assets in investments that are tied economically to a number of countries throughout the world.”2

[1]	For example, the current disclosure for the Laudus Mondrian International Equity Fund provides that “[t]he fund pursues its investment objective primarily by investing in equity securities of non-U.S. large capitalization issuers, including the securities of emerging market companies, that, in the subadviser’s opinion, are undervalued at the time of purchase based on fundamental value analysis employed by the subadviser . . . The fund may purchase securities of non-U.S. issuers directly or indirectly in the form of American, European or Global depositary receipts or other securities representing underlying shares of non-U.S. issuers . . . Investments will be made mainly in marketable securities of companies located in developed countries including but not limited to Australia, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The fund may also invest in securities of companies located in emerging countries.”
[2]	See Investment Company Names, Rel. No IC-24828 (Jan. 17, 2001), at note 42.

Furthermore, the application of a particular quantified percentage test to the Funds (i.e., the 40% policy) would result in disparate treatment of the Funds as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” or “international” in their names under a standard that is more flexible or permissive than the one being proposed by the SEC staff here.

10.	Comment: Please confirm that the investment strategy for each Acquired Fund is identical with that of its corresponding Acquiring Fund.

Response: The Registrant confirms that the investment strategy for each Acquired Fund is identical with that of its corresponding Acquiring Fund.

11.	Comment: Please explain in your response letter to the SEC staff the difference between the portfolio turnover rates of the Laudus Mondrian Institutional Emerging Markets Fund and Laudus Mondrian Emerging Markets Fund.

Response: The difference in the portfolio turnover rates is primarily due to historical shareholder account activity, which has impacted the frequency of purchase and sale transactions of the Funds’ portfolio holdings.

12.	Comment: Please confirm whether the Registrant will follow through with the Reorganizations if they are not deemed to be tax-free.

13.	Response: As disclosed in the Synopsis section of the Prospectus/Information Statement, it is a condition to the closing of the Reorganizations that the Funds receive an opinion of counsel to the effect that each Reorganization will be treated as a tax-free transaction to the Funds involved and their shareholders for federal income tax purposes. If such condition is not fulfilled, the Registrant will not follow through with the Reorganizations.

14.	Comment: Please clarify the disclosure in the last paragraph on page 20 of the Prospectus/Information Statement relating to the receipt of capital gain dividends.

Response: The Registrant has clarified the disclosure as follows (new language underlined):

Prior to the Closing Date, CSIM and Mondrian reserve the right to sell portfolio securities and/or purchase other securities for the Acquired Funds, to the extent necessary so that the asset composition of each Acquired Fund is consistent with the investment policies and restrictions of the respective Acquiring Fund. To the extent an Acquired Fund sells securities at a gain, current shareholders may receive a capital gain dividend, which could increase a shareholder’s tax liability.

15.	Comment: Please confirm whether the Reorganizations will result in material limitations with respect to the use of capital loss carry-forwards by the Funds.

Response: The Registrant believes that the Reorganizations will not result in material limitations with respect to the use of capital loss carry-forwards by the Funds.

16.	Comment: Please confirm whether there are any material differences in corporate governance under Delaware state law as compared to Massachusetts state law with respect to the diminution of shareholder control.

Response: The Registrant is not aware of any material differences in corporate governance under Delaware state law as compared to Massachusetts state law with respect to the diminution of shareholder control.

17.	Comment: Please show adjustments of $35,000 out of the net assets line items in the Capitalization Tables on page 27 of the Prospectus/Information Statement to reflect the expected cost of each Reorganization. Please also provide a footnote clarifying that the $35,000 figures reflect each Acquired Fund’s one-time reorganizational expenses.

Response: The Registrant has revised the Capitalization Tables to show the $35,000 adjustments and has included the requested footnotes.

18.	Comment: Please mark the Statements of Assets and Liabilities as “unaudited.”

Response: The Registrant has marked the “Proforma Adjustments” and “Proforma Combined” column in the Statements of Assets of Liabilities as “unaudited.”

19.	Comment: Please provide footnotes in the Statement of Assets and Liabilities in the Prospectus/Information Statement clarifying that the $35,000 figure under the “accrued expenses” line item for each Reorganization reflects one-time reorganization expenses.

Response: The Registrant has included the requested footnotes.

20.	Comment: Please remove the disclosure relating to reorganizational fees currently in the Statement of Operations.

Response: The Registrant will remove the disclosure relating to reorganizational fees currently in the Statement of Operations.

21.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Prospectus/Information Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Prospectus/Information Statement reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Prospectus/Information Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*        *        *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen